A special meeting of shareholders was held at the offices of Provident Investment
Counsel, Inc. on December 18, 2003. The shareholders of Provident Investment
Counsel Growth Fund I, Provident
Investment Counsel Mid Cap Fund B,
Provident Investment Counsel Small Cap
Growth Fund I, Provident Investment
Counsel Small Company Growth Fund A and
Provident Investment Counsel Twenty Fund
I (the "Funds") approved an Agreement and
Plan of Reorganization to reorganize the Funds into a corresponding newly formed series of Advisors Series Trust.